1240 SQUARE PHILLIPS, MONTRÉAL, QC CANADA H3B 3H4

July 12, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Birks & Mayors Inc. (the “Registrant”)

Registration Statement on Form F-1

File No. 333-181031 (the “Registration Statement”)

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective at 10:00 a.m. EST on July 19, 2012, or as soon thereafter as practicable.

The Registrant acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BIRKS & MAYORS INC.

/S/ MIRANDA MELFI
Group Vice President, Legal Affairs and
Corporate Secretary

cc: Scott Anderegg